SEP-30-2003 15:58 DS MANAGEMENT LTD. INC. 604 687 3141 P.01/02

PURE GOLD MINERALS INC. T.PUG

03 OCT -2 AM 7:21

Fax:	**1-202-942-9624**
To:	**Securities & Exchange Commission – Washington, D.C.**
Attention:	**Compliance**
From:	**Debra Watkins**
Re:	**Pure Gold News Release**

03032443

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

dlw 10/3

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

September 30, 2003

TSX.T (Shares): PUG
(Warrants):PUG.WT

NORTH JAMES BAY PROPERTY

Pure Gold Minerals Inc. (the "Company") is pleased to provide this update on the North James Bay Property (the "Property"). The Property is located immediately west and to the north of the High Lake massive sulphide property currently being drilled by Wolfden Resources Inc. ("Wolfden"), approximately 550km north-northeast of Yellowknife, NWT. Wolfden has recently announced the discovery and ongoing delineation of a second high-grade massive sulphide deposit and a separate new high-grade gold discovery on the Property.

The Property contains a portion of the High Lake greenstone belt, in the northern part of the Slave structural province, which is host to the Wolfden deposit. The High Lake greenstone belt varies from 5 to 30km in width and extends 140km south from the Coronation Gulf. The greenstones consist primarily of felsic volcanic rocks but mafic rocks are also common, which is in contrast to other Slave province greenstone belts.

The Company's Property contains a number of old mineral showings within a brittle shear structure hosted in felsic volcanics. The Silver Bullet zone, examined by BHP Minerals in the early 1990's, consists of a quartz vein hosted in the north-northeast trending shear zone. The mineralization consists of pyrite, arsenopyrite, pyrrhotite, galena, sphalerite, bismuthinite and visible gold. It varies in width from 0.5-1.5m and has been traced for over 300m. Previous sampling by BHP reported gold grades from 14 chip samples ranging from 1.43g/t to 123 g/t over widths of 0.15m-1.0m. The best gold value was 123g/t from a chip sample of 0.40m. BHP collected three consecutive 1.0 m chip samples which returned a weighted average of 9.58g/t Au over 3.0m. In addition, BHP collected 12 grab samples which ranged in gold values from 1.45 g/t to 175 g/t. True widths of the veins have not been discussed by BHP.

The second zone examined by BHP, the Black Ice zone consists of several parallel to subparallel quartz veins within a NE trending shear zone. Individual veins range in width from 0.2-2.0m and have been traced for over 600m. BHP collected nine chip/channel samples from the vein system, seven chip samples and four grab samples. The nine chip/channel samples ranged from 37 ppb-11,370 ppb Au over widths less than 0.5m, the seven chip samples ranged from 79 ppb-8,230 ppb Au over widths less than 0.5m and the four grab samples ranged from 2,180 ppb-8,470 ppb Au. True widths of the veins have not been discussed by BHP.

There has been no recent sampling of these mineralized zones. BHP reportedly collected 132 samples, of which 46 results have been discussed. At this stage it is unknown whether the remaining samples were anomalous. BHP has recommended that the Black Ice and Silver Bullets zone both be drill tested.

The Property also contains a number of north-northeast trending airborne EM anomalies outlined by Cominco in 1976. No follow-up work on these anomalies has been recorded. Airborne EM anomalies are important indicators of mineralization in the High Lake camp, the current focus of the Wolfden drill program is the newly discovered West Zone which is directly related to an EM anomaly. The Company plans to immediately commence an airborne magnetometer and electromagnetometer survey on portions of the Property underlain by the favourable greenstones belt that hosts the High Lake deposit but also hosts the gold mineralization outlined by BHP in the 1990's. The survey will be conducted by Fugro Airborne Surveys.

The Company holds a 50% interest in the Property.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca